SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

OraSure Technologies, Inc.

(Name of Issuer)

Common Stock, par value $.000001 per share

(Title of Class of Securities)

68554V 10 8

(CUSIP Number)

Michael J. Gausling

OraSure Technologies, Inc.

220 East First Street

Bethlehem, Pennsylvania 18015-1360

(610) 882-1820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

Page 1 of 4 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68554V 10 8	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Gausling
2.	CHECK THE APPROPRIATE BOX IF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,074,876 8. SHARED VOTING POWER 432,225 9. SOLE DISPOSITIVE POWER 1,074,876 10. SHARED DISPOSITIVE POWER 432,225

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,101
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%
14.	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

This Amendment No. 1 (the “Amendment”) to the Statement on Schedule 13D, dated June 24, 2004, is filed by Michael J. Gausling in connection with his beneficial ownership of Common Stock, par value $.000001 per share, of OraSure Technologies, Inc. (the “Common Stock”). The Schedule 13D is hereby amended solely as follows:

Item 1.	Security and Issuer.
(c) The Issuer’s address of its principal executive office:
220 East First Street
Bethlehem, Pennsylvania 18015-1360

Item 2.	Identity and Background.

(b)    Business Address:

220 East First Street

Bethlehem, Pennsylvania 18015-1360

(c)    Present Principal Occupation and Name and Address of such Principal Occupation

Mr. Gausling is the President and Chief Executive Officer of the Issuer at the address listed in Item 2(b) above.

Item 5.	Interest in Securities of the Issuer. (a) Aggregate Number of Shares Beneficially Owned: 1,507,101 Percentage of Securities Beneficially Owned: 3.39%
Based upon 44,457,840 shares outstanding as of May 3, 2004 as reported by OraSure Technologies, Inc. in its most recent quarterly report filed on Form 10-Q pursuant to the Securities Exchange Act of 1934, as amended.

(b) Mr. Gausling has sole dispositive and voting power over 1,074,876 shares of Common Stock reported or beneficially owned by Mr. Gausling and shares dispositive and voting power over 34,424 shares of common stock held by a trust of which Mr. Gausling’s wife, Sharon M. Gausling is trustee. Sharon M. Gausling also has shared dispositive and voting power over 397,801 shares of common stock held by a Grantor Retained Annuity Trust for the benefit of Mr. Gausling. Mr. Gausling also has the right to exercise options to purchase 117,554 shares of Common Stock within 60 days of this Amendment.

Page 4 of 4 Pages

(e) As a result of the Company’s issuance of 5,311,000 shares of common stock in a public offering, Mr. Gausling is no longer the beneficial owner of more than five (5%) percent of any equity security of the Issuer of a class which is specified in paragraph (i) of Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended and as such is not required to make any filings on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2004

/s/ Michael J. Gausling
Michael J. Gausling